                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, INC.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    629484106
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                         Warwick Simses Bauer & Banister
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 655-7776
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 20, 2000
                                  ------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]






                                                               Page 1 of 7 pages
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CUSIP NO. 629484106                                            Page 2 of 7 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Louise B. Tollefson Revocable Trust dated 12/23/97
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER

  SHARES                0
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER

 REPORTING              0
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------
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CUSIP NO. 629484106                                            Page 3 of 7 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Louise B. Tollefson
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER

  SHARES                5,262 shares
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER

 REPORTING              5,262 shares
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,182,529 (See Note 1 under Item 5 below)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.9%  (See Note 1 under Item 5 below)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------
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                                                               Page 4 of 7 pages

                                  Introduction

         This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of 1,080,667 shares of common stock, $1.00 par value ("Common Stock"), of NYMAGIC, INC., a New York corporation (the "Issuer"), from the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust") to the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 (the "2000 FIT Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary and co-trustee of the Revocable Trust. Tollefson is a beneficiary of the 2000 FIT Trust. The Trustee of the 2000 FIT Trust is Robert G. Simses ("Simses"), with Simses having sole voting and dispositive power over the shares of Common Stock held by the 2000 FIT Trust. The transfers described above were effected on December 20, 2000.

Item 1.         Security and Issuer.

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, INC., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2.         Identity and Background

         This Amendment Number 1 to Schedule 13D is being filed by the Revocable Trust and by Tollefson in her capacity as a direct owner of shares of Common Stock and as both the sole Trustee and a beneficiary of the Revocable Trust (the "Reporting Persons"). The principal business address for the Revocable Trust as of 12/20/00 was 18665 S.E. Village Circle, Tequesta, Florida 33469. Tollefson is retired and her residence is located at 18665 S.E. Village Circle, Tequesta, Florida 33469.

         During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been the subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

         The transaction that requires the filing of this Schedule was a transfer which was effected without consideration. On December 20, 2000, 1,080,667 shares of Common Stock were transferred from the Revocable Trust to the 2000 FIT Trust.

Item 4.         Purpose of Transaction

         The purpose of the transfer of 1,080,667 shares of Common Stock from the Revocable Trust to the 2000 FIT Trust was to implement certain aspects of Tollefson's estate and tax planning objectives.
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                                                               Page 5 of 7 pages

         The Reporting Persons had no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
         Schedule 13D as of 12/31/00.
         The Reporting Persons have no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
         Schedule 13D, except as disclosed in the Schedule 13D filed March 4, 2002 by Mariner Partners, Inc., among others, which is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer (based on the number of shares reported by the Issuer outstanding on 10/01/00) beneficially owned by each Reporting Person as of 12/31/00:

Name                     Number of Shares          Number of Shares           Aggregate Number        Percentage of
                         Beneficially Owned        Beneficially Owned         of  Shares              Shares
                         With Sole Voting and      With Shared Voting         Beneficially            Beneficially
                         Dispositive Power         and Dispositive Power      Owned                   Owned
-------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson      0                         0                          0                       0%
Revocable Trust
dated 12/23/97
-------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson      5,262                     0                          1,182,529               12.9%
                                                                              (See Note 1 below)

Note 1: Includes 1,080,667 shares held by the 2000 FIT Trust, 96,600 shares held by the Louise B. Tollefson and Bennett H. Tollefson Charitable Remainder Unitrust dated 3/24/98 ("CRUT"), and 5,262 shares held by Tollefson individually. Tollefson is a beneficiary of the 2000 FIT Trust and the CRUT. The Trustee of the 2000 FIT Trust is Simses, with Simses having sole voting and dispositive power over the shares held by the 2000 FIT Trust. The Trustee of the CRUT is First Union Private Bank with First Union having sole voting and dispositive power over the shares held by the CRUT. In addition, Tollefson could be deemed to be a beneficial owner of shares as the spouse of Bennett H. Tollefson, who owns 1,402 shares; beneficial ownership of such shares would constitute beneficial ownership of an additional .01% of the Issuer's Common Stock. Tollefson disclaims beneficial ownership of such shares.

         (c) The Reporting Persons transferred beneficial ownership of an aggregate of 1,080,667 shares of Common Stock on December 20, 2000, in a transfer to the 2000 FIT Trust. The Reporting Persons were given no consideration for such shares.

         (d)      None.

         (e) On December 20, 2000, the Revocable Trust ceased to be a beneficial owner of more than 5% of the Common Stock.
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                                                               Page 6 of 7 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None as of 12/31/00. None as of the date hereof, except as disclosed in the Schedule 13D filed March 4, 2002 by Mariner Partners, Inc., among others, which is incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit
Number          Description
------          -----------

  1 Agreement, dated as of May 18, 2000, between the Reporting Persons relating to the filing of a joint Schedule 13D (incorporated by reference to the Schedule 13D of the Reporting Persons dated May 26, 2000).

  24 Durable General Power of Attorney executed December 23, 1997 by Louise B. Tollefson

[The remainder of this page is intentionally left blank]
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                                                               Page 7 of 7 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 1, 2002

                                LOUISE B. TOLLEFSON REVOCABLE TRUST DATED
                                12/23/97

                                By: s/ Robert G. Simses, Trustee
                                    --------------------------------------------
                                       Robert G. Simses, Trustee


                                s/ Bennett H. Tollefson
                                ------------------------------------------------
                                       Bennett H. Tollefson, as Attorney-in-Fact
                                       For Louise B. Tollefson